Exhibit 99.1

Momo Announces Unaudited Financial Results for the Fourth Quarter and Full Year 2015

BEIJING, CHINA, March 15, 2016 –Momo Inc. (NASDAQ: MOMO) (“Momo” or the “Company”), a leading mobile social networking platform in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2015.

Fourth Quarter 2015 Highlights

•	Net revenues increased 113% year over year to $39.5 million.

•	Net income attributable to Momo Inc. was $6.1 million, compared to a net loss of $2.5 million for the same period last year.

•	Non-GAAP net income attributable to Momo Inc. (note 1) was $11.8 million, compared to a non-GAAP net loss of $0.1 million for the same period last year.

•	Diluted net income per American Depositary Share (“ADS”) was $0.03, compared to a diluted net loss per ADS of $0.20 for the same period last year.

•	Non-GAAP diluted net income per ADS (note 1) was $0.06, compared to a non-GAAP diluted net loss per ADS of $0.16 for the same period last year.

•	Monthly Active Users (“MAU”)[1] were 69.8 million in December 2015, compared to 69.3 million in December 2014.

Full year 2015 Highlights

•	Net revenues increased 199% year over year to $134.0 million for the full year of 2015.

•	Net income attributable to Momo Inc. was $13.7 million for the full year of 2015.

•	Non-GAAP net income attributable to Momo Inc. (note 1) was $31.1 million for the full year of 2015.

•	Diluted net income per ADS was $0.07 for the full year of 2015.

•	Non-GAAP diluted income per ADS (note 1) was $0.15 for the full year of 2015.

“I am glad that we closed out the year 2015 with a quarter of solid topline performance and strong growth in profitability. Non-GAAP net income reached $11.8 million, representing a 29.9% non-GAAP net margin and marking the fourth consecutive profitable quarter for Momo. It not only speaks to our ability to enhance profitability as revenue expands, but also shows our leverage to re-invest in building new drivers as the core business continues to scale.” Commented Yan Tang, Chairman and CEO of Momo.

“On the product side, we have also made encouraging progresses in pushing our boundaries beyond the core services and user base. On top of Momo Live, the interactive live concert service launched in September last year, we have unveiled an open platform to connect more talented performers and started to build a scalable business around it. Since the debut of the open platform in mid-December, we have seen a steep ramp-up in nearly all the key performance indicators for our interactive live music service. More importantly, we are seeing not only synergies between our core product offerings and the music service, but also opportunities to bring in new users and create new ways for people to connect and have fun on the platform. We have a strong roadmap ahead and are confident that this service will become a meaning contributor to both revenues and user engagements in 2016.

[1]	MAU during a given calendar month is defined as Momo users who accessed the Momo platform through Momo mobile application and utilized any of the functions on the Momo platform for at least one day during the 30-day period counting back from the last day of such calendar month.

2015 was also a remarkable year with a number of great milestones we achieved in monetization. For example, we built our mobile marketing business from nearly scratch and now have established ourselves as a well-recognized mobile marketing platform for a broad range of businesses including brand owners, local merchants, application developers as well as other small and medium sized businesses.

Heading into the new year, user growth will continue to stay on top of our priority list. At the same time, we are going to be digging deeper into various monetization opportunities, in order to deliver stronger financial results to our shareholders.’’

Fourth Quarter 2015 Financial Results

Net revenues

Total net revenues were $39.5 million in the fourth quarter of 2015, an increase of 113% from $18.6 million during the same quarter of 2014.

Membership subscription revenues were $14.6 million in the fourth quarter of 2015, an increase of 23% from $11.9 million during the same period of 2014. Members are Momo users who have paid the subscription fees for the membership services. The year over year increase in membership subscription revenues was primarily driven by the increase in average revenues per paying user, due to the premium VIP package introduced in June 2015. Momo members were 2.9 million as of December 31, 2015 and 2014.

Mobile marketing revenues were $15.3 million in the fourth quarter of 2015. Mobile marketing revenues for the same period last year were $1.6 million. The significant growth in mobile marketing business was powered by the improving efficiency of the Company’s proprietary in-feed marketing system launched in the second quarter of 2015. In addition, powered by strong demand from brand marketers, revenues from display banners were another growth driver within the mobile marketing segment. Mobile marketing revenues from third party strategic partnerships, now including Alibaba and 58.com also contributed to the year over year increase in marketing revenues.

Mobile games revenues were $7.8 million in the fourth quarter of 2015, an increase of 79% from $4.3 million during the fourth quarter of 2014. The increase in game revenues was mainly due to the increase in the number of games operated by the Company as well as the growing number of paying game players on Momo’s platform.

Revenues from other services, which mainly consisted of revenues from the live music broadcasting service launched in the third quarter 2015 as well as revenues from paid emoticons, were $1.8 million in the fourth quarter of 2015, an increase from $0.7 million during the fourth quarter of 2014.

Cost and expenses

Costs and expenses were $36.1 million in the fourth quarter of 2015, an increase of 68% from $21.5 million during the same period last year. The increase was primarily attributable to: (a) an increase in personnel related costs including share-based compensation expenses as a result of the Company’s rapidly expanding talent pool; (b) increased infrastructure related spending, such as bandwidth costs and server depreciation as well as SMS and network costs, driven by strong traffic growth; and (c) an increase in cost of revenue sharing with the singers and other professional costs related to our recently launched live music broadcasting service.

Non-GAAP costs and expenses (note 1) were $30.5 million in the fourth quarter of 2015, an increase of 59% from $19.1 million during the same period last year.

Income from operations

Income from operations was $3.5 million in the fourth quarter of 2015, compared to a loss from operations of $3.0 million during the same period last year.

Non-GAAP income from operations (note 1) was $9.2 million in the fourth quarter of 2015, compared to a non-GAAP loss from operations of $0.5 million during the same period last year.

Net income

Net income attributable to Momo Inc. was $6.1 million in the fourth quarter of 2015, compared to a net loss of $2.5 million during the same period last year.

Non-GAAP net income (note 1) attributable to Momo Inc. was $11.8 million in the fourth quarter of 2015, compared to a non-GAAP net loss of $0.1 million during the same period last year.

Net income per ADS

Diluted net income per ADS was $0.03 in the fourth quarter of 2015, compared to a diluted net loss per ADS of $0.20 in the fourth quarter of 2014.

Non-GAAP diluted net income per ADS (note 1) was $0.06 in the fourth quarter of 2015, compared to a non-GAAP diluted net loss per ADS of $0.16 in the fourth quarter of 2014.

Cash and cash flow

As of December 31, 2015, Momo’s cash, cash equivalents and term deposits totaled $469.5 million compared to $451.0 million as of December 31, 2014. Net cash provided by operating activities in the fourth quarter of 2015 was $31.7 million compared to $2.5 million for the same quarter of 2014.

Full Year 2015 Financial Results

Net revenues for the full year of 2015 were $134.0 million, an increase of 199% from $44.8 million in the same period of 2014, primarily driven by the significant increase in net revenues from mobile marketing business, membership subscription and mobile games.

Net income attributable to Momo Inc. was $13.7 million in the full year of 2015, compared to a net loss of $25.4 million during the same period of 2014, primarily driven by the significant increase in net revenues, offset by the increase in cost and expenses.

Non-GAAP net income attributable to Momo Inc. (note 1) was $31.1 million in the full year of 2015, compared to a non-GAAP net loss of $18.8 million during the same period of 2014.

Diluted net income per ADS was $0.07 during the full year of 2015, compared to a diluted net loss of $1.94 in the same period of 2014.

Non-GAAP diluted net income per ADS (note 1) was $0.15 during the full year of 2015, compared to a diluted non-GAAP net loss of $1.80 in the same period of 2014.

Net cash provided by operating activities was $57.3 million during the full year of 2015.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, (loss) / income from operations, net (loss) / income attributable to Momo Inc., and diluted earnings per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation. A limitation of using these non-GAAP financial measures is that share-based compensation charge has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Momo’s management will host an earnings conference call on Tuesday, March 15, 2016 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong Time on March 15, 2016).

Dial-in details for the earnings conference call are as follows:

International: +65 6713 5090

U.S. Toll Free: +1 866 519 4004

Hong Kong Toll Free: 800-906601

Mainland China: 4006-208038

Please dial in 15 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Time, March 23, 2016. The dial-in details for the replay are as follows:

International: +61-2-8199 0299

U.S. Toll Free: +1 855 452 5696

Passcode: 58505782

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Momo’s website at http://ir.immomo.com.

About Momo

Momo is a leading mobile social networking platform in China. Momo connects people in a personal and lively way through a revolutionary mobile-based social networking platform. With powerful and precise location-based features, Momo enables users to connect with each other and expand relationships from online to offline. Momo’s platform includes the Momo mobile application and a variety of related features, functionalities, tools and services that it provides to users, customers and platform partners. Leveraging its social interest graph engine and analysis of user behavior data, Momo is able to provide users a customized experience based on their social preferences and needs. Momo users can maintain and strengthen their relationships through private and group communication tools, content creation and sharing functions, as well as the offline social activities promoted on Momo’s platform. For more information, please visit http://ir.immomo.com.

For investor and media inquiries, please contact:

Momo Inc.

Investor Relations

Phone: +861057310538

Email: ir@immomo.com

Christensen In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our unaudited results for the fourth quarter and full year ended December 31, 2015 and our management quotes.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the fourth quarter and full year ended December 31, 2015 are preliminary, unaudited and subject to audit adjustment. In addition, we may be unable to grow our business in the manner planned. We may also modify our strategy for growth. In addition, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to effectively manage our rapid growth, our ability to grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, and our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Momo Inc.

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except per share data)

	Three months		Year
	ended December 31		ended December 31
	2014	2015	2014	2015
Net revenues:
Membership subscription	11,903	14,605	29,756	58,462
Mobile marketing	1,554	15,331	1,975	38,885
Mobile games	4,346	7,775	11,237	31,082
Other services	747	1,751	1,787	5,559

Total net revenues	18,550	39,462	44,755	133,988
Cost and expenses:
Cost of revenues	(5,371)	(9,794)	(15,762)	(30,312)
Research and development	(4,042)	(6,523)	(9,264)	(23,265)
Sales and marketing	(9,324)	(12,353)	(35,538)	(52,631)
General and administrative	(2,795)	(7,475)	(10,354)	(22,879)

Total cost and expenses	(21,532)	(36,145)	(70,918)	(129,087)
Other operating income	26	154	26	713

(Loss) Income from operations	(2,956)	3,471	(26,137)	5,614
Interest income	422	2,075	722	7,805

(Loss) Income before income tax and share of income on equity method investments	(2,534)	5,546	(25,415)	13,419
Income tax benefit (expenses)	—	69	—	(92)

(Loss) Income before share of income on equity method investments	(2,534)	5,615	(25,415)	13,327
Share of income on equity method investments	—	516	—	370

Net (loss) income attributable to Momo Inc.	(2,534)	6,131	(25,415)	13,697
Deemed dividend to preferred shareholders	(7,990)	—	(57,663)	—

Net (loss) income attributable to ordinary shareholders	(10,524)	6,131	(83,078)	13,697

Net (loss) income per share attributable to ordinary shareholders
Basic	(0.10)	0.02	(0.97)	0.04
Diluted	(0.10)	0.02	(0.97)	0.03
Weighted average shares used in calculating net (loss) income per ordinary share
Basic	107,680,559	353,013,030	85,293,775	342,646,282
Diluted	107,680,559	403,234,020	85,293,775	401,396,548

Momo Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(US dollars in thousands, except per share data)

	Three months		Year
	ended December 31		ended December 31
	2014	2015	2014	2015
Net (loss) income attributable to Momo Inc.	(2,534)	6,131	(25,415)	13,697
Other comprehensive income, net of tax of nil
Foreign currency translation adjustment	(887)	(1,651)	(1,185)	(3,499)

Comprehensive (loss) income attributable to Momo Inc. shareholders	(3,421)	4,480	(26,600)	10,198

Momo Inc.

Unaudited Condensed Consolidated Balance Sheets

( US dollars in thousands)

	December 31	December 31
	2014	2015
Assets
Current assets
Cash and cash equivalents	450,968	169,469
Term deposits	—	300,000
Accounts receivable, net of allowance for doubtful accounts of $nil and $nil as of December 31, 2014 and December 31, 2015, respectively	7,038	14,896
Prepaid expenses and other current assets	8,009	18,297
Amount due from related parties	—	1,175

Total current assets	466,015	503,837
Property and equipment, net	9,936	16,190
Intangible assets, net	—	69
Rental deposits	793	743
Long term investments	1,760	19,318
Other non-current assets	—	2,000

Total assets	478,504	542,157

Liabilities and equity
Current liabilities
Accounts payable	5,900	10,445
Deferred revenue	16,348	28,274
Accrued expenses and other current liabilities	9,415	26,694
Amount due to related parties	6,450	6,532

Total current liabilities	38,113	71,945
Other non-current liabilities	—	1,826

Total liabilities	38,113	73,771
Shareholder’s equity (Note a)	440,391	468,386

Total liabilities and shareholder’s equity	478,504	542,157

Note a: As of December 31, 2015, the number of ordinary shares issued and outstanding was 383,751,403.

Momo Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(US dollars in thousands)

	Three months		Year
	Ended December 31		ended December 31
	2014	2015	2014	2015
Cash flows from operating activities:
Net (loss) income attributable to Momo Inc.	(2,534)	6,131	(25,415)	13,697
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation of property and equipment	985	1,864	2,805	5,801
Amortization of intangible assets	—	213	—	845
Share-based compensation	2,429	5,687	6,638	17,382
Investing income	—	(516)	—	(370)
Loss on disposal of property and equipment	—	—	64	5
Changes in operating assets and liabilities:
Accounts receivable	(2,111)	1,880	(5,205)	(8,538)
Prepaid expenses and other current assets	(2,458)	486	(7,489)	(11,247)
Amount due from related parties	—	(309)	198	(1,218)
Rental deposits	—	(624)	(797)	38
Accounts payable	1,500	508	4,494	5,274
Deferred revenue	2,473	3,328	12,825	12,996
Accrued expenses and other current liabilities	2,198	13,313	5,949	20,671
Amount due to related parties	—	(87)	—	88
Other non-current liabilities	—	(154)	—	1,828

Net cash provided by (used in) operating activities	2,482	31,720	(5,933)	57,252
Cash flows from investing activities:
Purchase of property and equipment	(2,111)	(3,287)	(8,740)	(12,810)
Purchase of intangible assets	—	(13)	—	(711)
Payment for long term investments	(483)	(1,980)	(809)	(17,859)
Prepayment of long term investments	—	(1,194)	—	(2,000)
Purchase of term deposits	—	—	—	(450,000)
Cash received on maturity of term deposits	—	—	—	150,000

Net cash used in investing activities	(2,594)	(6,474)	(9,549)	(333,380)
Cash flows from financing activities:
Proceeds from issuance of convertible redeemable participating preferred shares	—	—	211,750	—
Repurchase of convertible redeemable participating preferred shares	—	—	(30,750)	—
Proceeds from issuance of ordinary shares	291,012	—	291,012	—
Proceeds from exercise of options	—	138	—	401
Capital contribution from shareholders	—	—	15	—
Repurchase of ordinary shares	—	—	(58,044)	—
Payment for IPO costs	(1,197)	—	(1,727)	(2,634)

Net cash provided by (used in) financing activities	289,815	138	412,256	(2,233)
Effect of exchange rate on cash and cash equivalents	(941)	(1,549)	(1,180)	(3,138)

Net increase (decrease) in cash and cash equivalents	288,762	23,835	395,594	(281,499)
Cash and cash equivalent at beginning of period	162,206	145,634	55,374	450,968

Cash and cash equivalent at end of period	450,968	169,469	450,968	169,469

Momo Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US dollars in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months				Three months
	ended December 31, 2014				ended December 31, 2015
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Cost and operating expenses	(21,532)	2,429	(a)	(19,103)	(36,145)	5,687	(b)	(30,458)
(Loss) income from operations	(2,956)	2,429	(a)	(527)	3,471	5,687	(b)	9,158
Net (loss) income attributable to Momo Inc.	(2,534)	2,429	(a)	(105)	6,131	5,687	(b)	11,818

	Year				Year
	ended December 31, 2014				ended December 31, 2015
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Cost and operating expenses	(70,918)	6,638	(c)	(64,280)	(129,087)	17,382	(d)	(111,705)
(Loss) income from operations	(26,137)	6,638	(c)	(19,499)	5,614	17,382	(d)	22,996
Net (loss) income attributable to Momo Inc.	(25,415)	6,638	(c)	(18,777)	13,697	17,382	(d)	31,079

Notes:

(a)	Adjustments to exclude share-based compensation of $2,429 from the unaudited condensed consolidated statements.
(b)	Adjustments to exclude share-based compensation of $5,687 from the unaudited condensed consolidated statements.
(c)	Adjustments to exclude share-based compensation of $6,638 from the unaudited condensed consolidated statements.
(d)	Adjustments to exclude share-based compensation of $17,382 from the unaudited condensed consolidated statements.